Exhibit  12.1  Subsidiaries  of  the  Registrant

Stockgroup owns 100% of the issued and outstanding voting common shares of 579818 B.C. Ltd., which wholly owns Stockgroup Media Inc., a British Columbia corporation, and owns 50% of Stockscores Analytics Corp., a British Columbia corporation. In addition, Stockgroup wholly owns Stockgroup Systems Ltd., a Nevada Corporation and Stockgroup Australia Pty Ltd, an Australia Corporation.